October 30, 2009

VIA EDGAR, FACSIMILE AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Patrick Gilmore, Accounting Branch Chief
Division of Corporation Finance

Re:	OpenTV Corp.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 10, 2009
Form 10-K/A for the Fiscal Year Ended December 31, 2008
Filed April 30, 2009
File No. 001-15473

Dear Mr. Gilmore:

OpenTV Corp. (the “Company”) is writing this letter in response to the Commission’s letter dated October 14, 2009. The headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Commission’s letter. References to page numbers in the Company’s responses are references to the page numbers in the applicable periodic report. References to “Form 10-K” are to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 as filed on March 10, 2009, and references to “Form 10-K/A” are to Amendment No. 1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 as filed on April 30, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Part I.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Royalties and licenses, page 34

SEC Comment:

1.	We note your response to prior comment 3 regarding the fact that you receive royalty reports one quarter in arrears. Please clarify when you received the late royalty report from EchoStar and whether or not you recorded four quarters of activity in fiscal 2008.

Securities and Exchange Commission

October 30, 2009

If you did not record four quarters of activity in fiscal 2008, notwithstanding your stated revenue recognition policy, please further explain to us why you believe you did not have an error in your financial statements for the year ended December 31, 2008, as well as the subsequent three month and six month periods ended March 31, 2009 and June 30, 2009, respectively. In your response, tell us how you considered estimating the amount of revenue earned from EchoStar in the fourth quarter of 2009 and provide us with the amount of revenue recognized from EchoStar in the previous four quarters.

Response:

The Company advises the Staff that the royalty report due from EchoStar in the fourth quarter of 2008 was not received until February 23, 2009. This report indicated the number of set-top boxes containing the Company’s software that were shipped by the customer and is the basis by which the Company invoiced EchoStar and recognized the royalty revenue associated with such shipments. In accordance with Statement of Position (SOP) 97-2, Software Revenue Recognition, the Company generally recognizes royalty revenue upon notification of shipment or activation of the Company’s software in set-top-boxes. Without the royalty report, the Company does not believe that royalty fees are fixed or determinable. Set-top box shipments by our customers vary materially from quarter to quarter and are outside of the Company’s control and ability to make a reasonable estimate. The Company does not have access to its customers’ shipment or deployment databases, and customers typically do not provide reliable shipment or deployment data to the Company in advance of the royalty report being issued. Accordingly, the Company does not believe that royalties due in respect of the Company’s software deployed in set-top boxes are fixed or determinable until the Company receives the applicable royalty report from its customer. Because the EchoStar royalty report due in the fourth quarter of 2008 was not received until February 2009, the Company determined that royalty revenue related to set-top boxes reported on such royalty report was not fixed or determinable as of December 31, 2008.

Securities and Exchange Commission

October 30, 2009

The Company further advises the Staff that the Company recorded the following amounts of revenue from EchoStar in fiscal 2008, which represented all revenue that the Company believed it was able to recognize in accordance with its revenue recognition policy and applicable accounting rules:

Quarter ended	Royalties and licenses	Services and other	Total revenues
March 31, 2008	$1.63 million	$0.19 million	$1.82 million
June 30, 2008	$1.44 million	$0.21 million	$1.65 million
September 30, 2008	$1.22 million	$0.22 million	$1.44 million
December 31, 2008	$0.06 million	$0.20 million	$0.26 million

For the reasons stated above, the Company reiterates that it does not believe that its treatment of the late royalty report received from EchoStar in the first quarter of 2009 for set-top boxes that were shipped in 2008 constitutes an “error” as defined in paragraph 2(h) of Statement of Financial Accounting Standards (SFAS) 154. The Company confirms to the Staff that it regularly evaluates matters, such as late royalty reports, in light of the requirements set forth in SFAS 165, Subsequent Events and will provide such disclosure in its quarterly and annual reports to the extent appropriate.

Part III. (from Form 10-K/A)

Compensation Discussion and Analysis

Bonus, page 7

SEC Comment:

2.	We note your response to prior comment 12. You indicate that you did not disclose the objective and subjective criteria for the bonus awards because no specific criteria was determinative in establishing the amount of the awards. However, you also indicate in your response that your compensation and nominating committee “weighed both the objective and subjective criteria” in determining the final bonus award amounts. This statement implies that the performance criteria, even if not determinative, were material to a determination of the bonus awards. To the extent that the fulfillment of objective or subjective performance criteria is material to the determination of bonus awards paid to your named executive officers, you should disclose the criteria, your company’s assessments of how satisfactorily the criteria were met, and explain how these assessments were used by your compensation and nominating committee in making decisions regarding the bonus awards. In your response, please include draft disclosure for the 10-K that address these issues and confirm that you will provide similar disclosure in future filings.

Securities and Exchange Commission

October 30, 2009

Response:

The Company acknowledges the Staff’s comment. In response, the Company is providing draft disclosure regarding 2009 bonus awards for its named executive officers and specifically an excerpt that describes the individual and company performance goals that are expected to be considered by the compensation and nominating committee of the Company’s board of directors in determining actual bonus awards, if any. The Company advises the Staff that no decisions have been made by the compensation and nominating committee with respect to any bonus awards for 2009, and the committee retains absolute discretion to award actual bonus awards that are greater or less than target bonus amounts. However, in response to the Staff’s comment, the Company is providing draft disclosure that the Company believes, based on currently available information, is representative of the disclosure that the Company will include in Part III of its Annual Report on Form 10-K for the year ended December 31, 2009 in the Compensation Discussion and Analysis section. The Company expects to be able to provide more detailed information in its disclosures regarding bonus awards at such time as the compensation and nominating committee formally evaluates the performance of the Company in 2009 against its goals and the Company publishes its financial results for 2009. The Company also confirms that it will address the Staff’s comment and include similar disclosure regarding criteria for bonus awards in its future filings to the extent required.

“Bonus. Individual bonuses paid to our named executive officers are determined by the compensation and nominating committee annually and are intended to serve both as an incentive for achieving individual and company performance goals and as a retention mechanism. Target bonuses for our senior vice presidents and above, other than the Chief Executive Officer, are generally 35% of their annual base salary. Pursuant to his employment agreement, the target bonus amount for the Chief Executive Officer was established as $300,000 in 2008, but such target amount may change in subsequent years within the discretion of the compensation and nominating committee. The committee retains the discretion to award actual bonus amounts that are greater or less than the respective target bonus amounts based on individual and company performance and the other factors described elsewhere in this section.

For 2009, the compensation and nominating committee adopted an employee bonus plan that provided for bonus awards for our employees, including our named executive officers, based on individual target bonus amounts that generally range from 5% to 35% of annual base salary, depending upon the level of employee. Actual bonus awards are determined in the discretion of the compensation and nominating committee and are based on achievement of individual and company performance goals, performance of the group in which the employee works and other factors deemed relevant by the committee. In making its determination concerning individual bonus awards (other than in respect of the bonus award for the Chief Executive Officer), the committee considers the performance evaluations and compensation recommendations provided by the Chief Executive Officer. In making its determination concerning the bonus award for the Chief Executive Officer, the committee considers the performance evaluation and compensation recommendation of the Chairman of the Board.

Securities and Exchange Commission

October 30, 2009

Performance criteria for the 2009 bonus awards were initially established by the committee in March 2009 and were comprised of both objective and subjective measures. The objective measures related to achievement of our financial targets for billings and net income in 2009, which are based on our publicly disclosed financial guidance. The subjective measures included, among other things, the number and quality of new customer accounts secured by the company, the status of the company’s relationships with key customers and partners, completion and availability of scheduled product roadmap items, successful launch and delivery of key customer commitments and achievement of internal process improvements. During the course of the year, the compensation and nominating committee periodically re-evaluated the criteria, including the continued appropriateness of the measures and the Company’s relative performance against such measures.

In determining the final bonus awards for the named executive officers, the compensation and nominating committee weighed both the objective and subjective criteria and also considered the individual performance evaluations and compensation recommendations provided by the Chairman of the Board, in the case of the Chief Executive Officer, and the Chief Executive Officer, in the case of the other named executive officers. Ultimately, no specific criteria were determinative, and the committee retained the authority to recommend final bonus amounts in its discretion.”

*******

Securities and Exchange Commission

October 30, 2009

The Company confirms that it is responsible for the adequacy and accuracy of the disclosure in the filing. The Company understands that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company further understands that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional comments or questions, please direct such questions to Judy Kopa, Vice President, Finance and Corporate Controller at (415) 962-5017 or the undersigned at (415) 962-5030.

Very truly yours,

OpenTV Corp.

/s/ Mark Beariault
Mark Beariault
General Counsel

cc:	OpenTV Corp.
Nigel (Ben) Bennett
Shum Mukherjee
Judy Kopa

Baker Botts L.L.P.
Lee Charles, Esq.